Exhibit 99.1

CONTACT:	Investors:
Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 917 698 6696
ir@wnsgs.com

Media:
Al Bellenchia
The Torrenzano Group
+1 212 681 1700 ext. 156
abellenchia@torrenzano.com
WNS Announcement on Mortgage Business and Revised Guidance for Fiscal 2008
MUMBAI, INDIA, and NEW YORK, August 17, 2007 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services issued the following release and conference call announcement:
As announced yesterday, we are revising our prior guidance in light of First Magnus Financial Corporation advising us they will stop substantially all work with us and in light of the current volatility in the mortgage market as follows:
•	Our revenue less repair payments is expected to be between $286 million to $291 million for the year ended 31 March 2008, about $16 million lower then what we announced yesterday.

•	The net income before tax is expected to be about $26 million lower than previously estimated, of which about $16m is the potential write off in respect of intangibles and goodwill.

•	In subsequent years the loss of the First Magnus Financial Corporation and other mortgage businesses is expected to result in our revenue less repair payments being lower by approximately $20m per annum and the net income before tax being lower by approximately $4m per annum.
The foregoing assumes a Rs. 40.70/US$1 and US$2.03/1 pound exchange rate.
We will also look for additional areas to cut costs to mitigate the negative impact vs. our earlier guidance.

Conference Call
WNS will host a conference call on August 17, at 9:30 a.m. (EDT) to discuss the company’s quarterly results. To participate, callers can dial 800-573-4752 from within the U.S. or +1-617-244-4327 from any other country. The participant passcode is 18296275. A replay will be made available online at www.wnsgs.com for a period of three months beginning two hours after the end of the call.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.